December 2, 2024

Steven Orbuch
Chief Executive Officer and Chairman of the Board
Sculptor Diversified Real Estate Income Trust, Inc.
9 West 57th Street, 40th Floor
New York, NY 10019

       Re: Sculptor Diversified Real Estate Income Trust, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-56566
Dear Steven Orbuch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction